06005942

AB 3/23/06

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville (City) IN (State) 47715 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Ann Weinzapfel (812)474-1015 Ext 3
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaither Rutherford & Co., LLP
(Name – *if individual, state last, first, middle name*)

7300 E. Indiana Street (Address) Evansville (City) IN (State) 47715 (Zip Code)

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh Ann Weinzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Economy Securities, Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2009

NOTARY PUBLIC SEAL STATE OF INDIANA

[Signature]
Signature

President
Title

[Signature] 2-27-06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Economy Securities, Incorporated

Financial Statements and Supplementary Information

Year Ended December 31 2005

Gaither Rutherford & Co., LLP
Certified Public Accountants and Consultants

Economy Securities, Incorporated

Financial Statements and Supplementary Information

Year Ended December 31, 2005

ECONOMY SECURITIES, INCORPORATED
TABLE OF CONTENTS

	Page
Financial Statements:	
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	9
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Independent Auditors' Report on Internal Control	15

Gaither Rutherford & Co., LLP
Certified Public Accountants and Consultants

7300 E. INDIANA STREET, SUITE 101 • P.O. BOX 8408
EVANSVILLE, INDIANA 47716-8408
TELEPHONE (812) 228-3300 • FAX (812) 228-3320
www.gaithercpa.com

Independent Auditors' Report

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of Economy Securities, Incorporated (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Incorporated at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GAITHER RUTHERFORD & CO., LLP
Gaither Rutherford & Co. LLP
Certified Public Accountants

February 14, 2006

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	4,074
Deposit with clearing organization		15,277
Receivable from broker-dealers and clearing organization		37,652
Total Assets	$	57,003

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	2,124
Stockholder's Equity:		
Common stock		70,000
Paid-in capital		35,000
Retained deficit		(50,121)
Total stockholder's equity		54,879
Total Liabilities and Stockholder's Equity	$	57,003

See accompanying significant accounting policies
and notes to financial statements

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF INCOME
Year Ended December 31, 2005

		%
Revenues:		
Commissions	$ 160,248	63.8
Trail fees	88,147	35.1
Other income	2,431	1.0
Interest and dividends	310	0.1
Total revenues	251,136	100.0
Expenses:		
Employee compensation	79,528	31.7
Floor brokerage, exchange, and clearance fees	33,039	13.2
Communications and data processing	1,805	0.7
Occupancy	18,000	7.2
Taxes other than income	10	0.0
Other expenses	24,712	9.8
Total expenses	157,094	62.6
Net Income	$ 94,042	37.4%

See accompanying significant accounting policies and notes to financial statements

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2005

	Common Stock		Paid-in	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance - January 1, 2005	700	$ 70,000	$ -	$ (22,849)
Net Income	-	-	-	94,042
Capital Contributions	-	-	35,000	-
Distributions	-	-	-	(121,314)
Balance - December 31, 2005	700	$ 70,000	$ 35,000	$ (50,121)

See accompanying significant accounting policies and notes to financial statements

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

Cash Flows from Operating Activities:	
Cash inflows:	
Cash received from clearing organization and others	$ 242,712
Interest and dividends received	310
Cash outflows:	
Cash paid to suppliers and employees	(157,146)
Net cash provided by operating activities	85,876
Cash Flows from Investing Activities:	
Cash inflows:	
Refund of deposit	5,000
Cash outflows:	
Deposit with clearing organization	(15,277)
Net cash used in investing activities	(10,277)
Cash Flows from Financing Activities:	
Cash inflows:	
Capital contributions	35,000
Cash outflows:	
Distributions	(121,314)
Net cash used in financing activities	(86,314)
Net Decrease in Cash	(10,715)
Beginning Cash	14,789
Ending Cash	$ 4,074

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005
(continued)

Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	94,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from clearing organization		(8,114)
Decrease in accounts payable, accrued expenses, and other liabilities		(52)
Net cash provided by operating activities	$	85,876

See Accompanying significant accounting policies
and notes to finacial statements

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

Cash

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking, and money market accounts to be cash.

Allowance for Doubtful Accounts

Accounts receivable consists of fees and commissions receivable from broker-dealers and ~~Southwest Securities Inc. (Clearing Organization) and is considered fully collectible.~~ Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2005 that would require reconciliation with trade-date basis accounting.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $432 for the year ended December 31, 2005.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements.

Accounting Period

In October 1998, the Company requested NASD Regulation to approve a change in the Company's reporting year to December 31 from March 31. This request was subsequently approved by NASD Regulation for the period beginning April 1, 1998 through December 31, 1998. This change relieved the Company from tax deposit requirements under §7519 of the Internal Revenue Code. As a result of this change, the subsequent reporting periods are from January 1 through December 31. Financial statements filed under SEC rule 17a-5 are not required to be in comparative form.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2005, the Company had an interest-bearing deposit of $15,277 with the Clearing Organization.

NOTE C – COMMON STOCK

The number of common shares authorized was 10,000 at December 31, 2005 with 700 shares issued and outstanding.

NOTE D – RELATED PARTY TRANSACTIONS

On October 1, 2004, the Company began leasing office space from a related entity under common control. The lease is for a one-year term with an option to renew for an additional year. On October 1, 2005, the lease was renewed for an additional year. Total rent paid under these leases, included in the statement of operations, for the period ended December 31, 2005 was $18,000. Future minimum rentals under this lease are:

2006	$13,500

On October 1, 2004, the Company's employees became employees of a related entity under common control for payroll tax reporting purposes. The employees are treated as leased employees to the Company. The total paid under this arrangement for the period ended December 31, 2005 was $74,998 and $1,776 was payable to this related entity at December 31, 2005.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $39,391, which was $34,391 in excess of its required net capital of $5,000. At December 31, 2005, the Company's net capital ratio was 0.05 to 1.

ECONOMY SECURITIES, INCORPORATED

SUPPLEMENTARY INFORMATION

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Net Capital	
Stockholder's equity qualified for net capital	$ 54,879
Total nonallowable assets:	
12b1 fees receivable	(15,488)
Net capital before haircuts on securities	39,391
Haircuts on securities	-
Net Capital	$ 39,391
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 2,124
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 142
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 34,391
Excess net capital at 1000%	$ 39,179
Ratio of aggregate indebtedness to net capital	0.05 to 1

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005
(continued)

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 51,103
Nonallowable assets erroneously reported as allowable:	
12b1 fees receivable	(15,488)
Broker-dealer adjustment to deposit with clearing organization	277
Broker-dealer adjustments to accrued expenses	(2,124)
Broker-dealer change in estimate of receivable	5,623
Net capital per page 12	$ 39,391

See Independent Auditors' Report

ECONOMY SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities Corporation on a fully disclosed basis.

See Independent Auditors' Report

Gaither Rutherford & Co., LLP
Certified Public Accountants and Consultants

7300 E. INDIANA STREET, SUITE 101 • P.O. BOX 8408
EVANSVILLE, INDIANA 47716-8408
TELEPHONE (812) 228-3300 • FAX (812) 228-3320
www.gaithercpa.com

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of Economy Securities, Incorporated (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GAITHER RUTHERFORD & CO., LLP

Gaither Rutherford & Co. LLP

Certified Public Accountants

February 14, 2006